Filed by First Health Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Commission File No.: 0-15846

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. (“First Health”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by First Health on October 14, 2004, and is incorporated by reference into this filing.

FHCC — Q3 2004 First Health Group Earnings Conference Call

Event Date/Time: Nov. 01. 2004 / 10:00AM ET
Event Duration: 49 min

OVERVIEW

FHCC’s consolidated revenue of $218.4m, was a decrease of less than 1% or $1.4m from 3Q03. The co.’s diluted EPS of $0.30 is a 29% decrease from $0.42 from 3Q03. FHCC expects its 2004 EPS to be approx. $1.25-1.28 before consideration of any merger-related costs associated with the Coventry acquisition or professional fees for the settlement of tax-related services previously negotiated on a contingent fee basis. Q&A Focus: Financials, FEBA, workers’ comp, Coventry, and guidance.

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FINAL TRANSCRIPT

FHCC — Q3 2004 First Health Group Earnings Conference Call

CORPORATE PARTICIPANTS

Joe Whitter
First Health Group — EVP

Ed Wristen
First Health Group — President & CEO

Bill Mcmanaman
First Health Group — SVP & CFO

CONFERENCE CALL PARTICIPANTS

Charles Boorady
Smith Barney Citigroup — Analyst

Joseph France
Banc of America Securities — Analyst

Bill Mckeever
UBS — Analyst

Scott Fidel
J.P. Morgan — Analyst

John Rex
Bear Stearns — Analyst

James Ross
Ross Investment Group — Analyst

Ed Kroll
SG Cowen — Analyst

Sean Keenan
Raymond James — Analyst

Operator

Welcome to the First Health third quarter 2004 conference call. Today’s call is being recorded. Hosting our call today from First Health is President and Chief Executive Officer Ed Wristen. Joining Ed is the Chief Financial Officer, Bill Mcmanaman and the Executive Vice President, Joe Whitters. At this time I would like to turn the call over to Mr. Wristen for opening remarks and introductions. Please go ahead sir.

Ed Wristen - First Health Group — President & CEO

Thank you. Good morning. We have 4 areas to discuss with you today. First the overview of our third quarter results. Second, a review the balance sheet. Third, our 2004 outlook. And fourth, our proposed merger with Coventry. Before we begin the discussions our results for the third quarter 2004 and the proposed merger with Coventry there are a few items that we need to review with you. With me today are Joe Whitters our Executive Vice President and Bill Mcmanaman our Chief Financial Officer. Bill Mcmanaman will review our third quarter results and balance sheet and then I will cover the 2004 outlook and proposed merger with Coventry. At the end we will open the call to questions. I will turn it over to Bill now.

Bill Mcmanaman - First Health Group — SVP & CFO

Thanks, Ed and good morning. The entire executive management of our Company has taken responsibility for the integrity of the financial statements and we all take that responsibility quite seriously. Certain statements herein regarding anticipated financial results for 2004 and the Company’s business prospects are forward-looking statements that involve substantial risks and uncertainties. In accordance with the Private Securities Litigation Reform Act of 1995, factors that could cause the Company’s actual results to differ materially from those expressed or implied by such forward-looking statements include, among other things: the ability of the Company to continue to; one, enter into contracts with and successfully implement programs for new and existing clients within the time frame established by the Company and achieve the revenue growth and earnings expected to result from such clients. Two, expand its group health workers compensation and public sector businesses. And three control healthcare benefit expenses. Statements about the expected timing and scope of the acquisition and all other statements in this release other than historical facts are forward-looking statements. These statements are subject to risks and uncertainties that may change at any time. And therefore actual results may differ materially from expected results due to a variety of factors including, but not limited to, the satisfaction of the conditions to closing of the merger.

Let me turn my comments now to the second quarter results. And I’ll start with earnings per share. Diluted earnings per share of 30 cents is a 29% decrease from the comparable period in 2003 of 42 cents. In conjunction with the proposed merger with Coventry the Company recorded $1.3 million in pretax merger related expenses during the third quarter. Excluding the impact of these merger expenses diluted earnings per share would have been 31 cents or a 26% decrease from the third quarter of last year. The third quarter result reflect additional tax credits and less 401(k) expenses due to forfeitures that benefited EPS by less than 2 cents in the quarter. The third quarter of 2003 included a reduction

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FHCC — Q3 2004 First Health Group Earnings Conference Call

of the Company’s effective tax rate from 40% to 38% that added 2 cents to the diluted EPS for that quarter. Now, turning to revenue. Consolidated revenue of 218.4 million was a decrease of less than 1% or 1.4 million from the third quarter last year. The components of our quarterly revenue were nos follows: group health revenue of 122.1 million is a decrease of more than 11% from last year’s third quarter and represents revenue from the federal employees, corporate and third-party administrators and insurers.

Our federal employees sector revenue of 58 million represents a 19% decrease from last year’s third quarter due primarily to lower mail handlers revenue. The mail handlers benefit plan is the largest part of the federal employee sector. And the Company’s largest customer. Revenue was 51.3 million or 23% of total Company revenue in the third quarter of ‘04 as compared to 63.2 million in the third quarter of ‘03. The decrease in revenues was due to an approximate 10% drop in plan enrollment, lower participation, utilization and a change in the mix of plan options. Adjustments to revenue are recorded on a client-specific and aggregated basis based on imperical data in each period. And may be subject to further adjustments in subsequent periods. As previously disclosed the Company had recorded $8 million of revenue in the third quarter of ‘03 as a result of the adjustment process related to 2002 business. Corporate sector revenue of 39.4 million represents a decrease of nearly 18% from last year’s third quarter due to higher client attrition, less new business and increased price competition. Third-party administrators and insurer sector revenue of 24.7 million increased nearly 36% from last year’s third quarter due to new business with insurers, primarily with New England Financial, a small group multi-sited insurance business the Company assumed in the fourth quarter of ‘03.

Workers compensation revenue of 51.3 million represents a 31% decrease from the third quarter of last year due principally to the acquisitions of Health Net Employer Services Inc. and First Health Priority Services, Inc. Whose combined third quarter revenue was 12.5 million. Workers compensation revenue decreased more than 7% from the second quarter of ‘04 primarily due to less new business and revenue delays as several large worker compensation clients made changes to their processes and systems related to recent regulatory reforms in California. Public sector revenue of $45 million increased 2.3 million or 5% from last year and increased more than 5% from the second quarter of ‘04. The quarterly revenue of 2003 had been favorably impacted by $9 million of nonrecurring HIPPA support and pharmacy program implementation revenue, compared to 0.3 million of such revenue in 2004. Absent this nonrecurring business the 2004 quarterly revenue would have increased $11 million or nearly 33%. This increase is due primarily to new pharmacy contracts.

Now, turning to a review of our expenses. Our cost of services was 104.2 million or 47.7% of revenue. Which was an increase of 5.6 million from the third quarter last year. Principally as a result of operating costs associated the with the employer services PPO Oklahoma and Priority Services acquisitions partially offset by savings associated with improved efficiency and staff reductions. These expenses decreased 0.7 million from the second quarter of this year in line with expectations and consistent with the Company’s cost savings initiatives. Our selling and marketing expenses was $24.4 million or 11% of revenue. This represents a 1.1 million increase from the third quarter last year and $3.5 million increase from the second quarter this year. Due principally to expenses related to the mail handlers enrollment campaign for 2005. The majority of the 2004 enrollment campaign expenses were incurred in the third quarter of ‘04 while the 2003 expenses were incurred more readily throughout the year. Consequently, the increase in selling expenses from the second quarter of ‘04 to the third quarter of ‘04 is much less greater. General and administrative was 18.9 million or nearly 9% of revenue. These expenses increased $3 million from the third quarter of ‘03 but decreased slightly from the second quarter of ‘04 due to expenses associated with cost savings initiatives to improve efficiencies and profitability. And to a lesser extent costs associated with staff reductions that were incurred in the first quarter. Healthcare benefits were 6.3 million and increased 41% from the third quarter of ‘03. This represents a medical loss ratio of 65%. The loss ratio has decreased from 2003 due to improved experience in the stop loss business and the New England Finance small group business discussed earlier. Due to the small book of business, the loss ratio can be volatile. We continue to review our book of business in detail.

Stop loss revenue is related to our integrated services of claims administration, PPO, medical management, et cetera and is used to attract in particular additional PPO business which is our most profitable line. Depreciation and amortization was 19.8 million and increased 26% or 4.1 million from the third quarter last year. As a result of the increased infrastructure investments that have been made over the course of last year, various software applications which came online during the year and amortization of intangible costs associated with recent acquisitions. Depreciation and amortization will continue to grow slightly as a result of various infrastructure investments. Operating income was

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FHCC — Q3 2004 First Health Group Earnings Conference Call

43.5 million or approximately 20% of revenue. Margins decreased from 28.1% in the third quarter last year primarily due to the revenue mix change in group health, loss of higher margin PPO business principally in the group health area and lower margin with insureds. The margins decreased from 22.2% in the second quarter of 2004 due primarily to lower workers compensation revenues in the third quarter as I discussed previously. The margin on the commercial business was 23.5% including merger expenses and decreased from 26.8% in the second quarter of this year.

The public sector margin was 6.2% an increase from 3% in the second quarter of this year. Regarding nonoperating expenses: interest income was 1.4 million and is a slight decrease from interest income in ‘03 and a slight increase from the second quarter of ‘04. Interest expense was 1.6 million and represents interest on $200 million of average debt outstanding at a marginal interest rate of about 2.5%. The provision for income taxes was is a $15.7 million representing a 37.4% year-to-date effective tax rate including additional tax credits of $800,000 versus 38% in 2003. Shares outstanding for the quarter were $92.8 million — - 92.8 million shares with a calculation of diluted EPS and actual shares outstanding at the end of the quarter were 91.8 million. There were no stock repurchases during the quarter. Cash flow from operations was $28.4 million in the quarter, total capital expenditures were 23.3 million in the third quarter which compares to 25.4 million in the third quarter of last year. For the year we expect capital expenditures to be approximately $75 million. We expect cash flow from operations to be in the range of $180 to $190 million.

Turning to the balance sheet cash and investments were 163.8 million which decreased 2.9 million from the second quarter of this year due to the timing of payments for tax and insurance related liabilities as well as slower collection of accounts receivable. Accounts receivable for the third quarter increased approximately 7.2 million from the second quarter to 105.7 million, primarily due to the timing of cash collections. Reinsurance recoverable of 33.5 million increased 1.7 million from the second quarter of 2004 due to the timing of collections related to the New England Finance Insurance business. Fixed assets of 247.2 million increased 5.8 million from the second quarter of this year as a result of 23.3 million in capital expenditures partially offset by 17.4 million of depreciation. Goodwill of 328.8 million increased 1 million from the last quarter due to a purchase price adjustment related to last year’s acquisition of PPO Oklahoma. Intangible assets of 79.6 million represents intangible tangibles purchased in the recent acquisitions and decreased 2.3 million from the second quarter of ‘04 due to amortization. Claims reserves for the quarter decreased 1.5 million, to 47.6 million from the second quarter of ‘04. 1 million of that decrease was associated with the business assumed as a result of a 1997 insurance company acquisition.

Total stop loss reserves were 11.2 million at the end of the third quarter of ‘04. This compares to 11.3 at the end of the second quarter and 15.8 million at end of the third quarter of last year. Debt decreased $15 million in the quarter to 195 million. All other liabilities were 173 million, which is a 1.4 million increase from the second quarter of ‘04. Principally due to the timing of various tax payments and expense accruals. The breakdown of other liabilities include accounts payable of 85.3 million which increased 8.2 million from the second quarter. Accrued expenses of 35.7 million which decreased 5.3 million from the last quarter and other liabilities of 49.2 which decreased 1.2 million from the second quarter. Taxes payable is 25.4 million and decreased 1.3 million from the last quarter. And lastly, equity of 478.3 million represents a 33.4 million increase from the second quarter of ‘04 due to net income for the quarter. Now, let me turn the program back to Ed. Ed?

Ed Wristen - First Health Group — President & CEO

Thanks, Bill. Let me review with you a few items as we enter the last portion of 2004. First, the outlook for the remainder of 2004 and the timing for our 2005 outlook, the reasons for First Health’s combination with Coventry and opportunities resulting from that combination and an estimated closing date of the proposed merger. Let’s go to the outlook. We expect our EPS for 2004 to be approximately $1.25 to $1.28 before consideration of any merger-related costs associated with the Coventry acquisition or professional fees for the settlement of tax related services previously negotiated on a contingency basis. As we previously discussed it is still too early to discuss our expectations for 2005 since the open enrollment period is still in progress for the mail handlers plan. We expect to give guidance for 2005 in late February once we have confirmed the mail handlers 2005 enrollment. As you may recall from our review of our various sectors at our analyst day in September; as we look at our sectors we are encouraged with with the momentum in the workers comp and the public sectors. The softness we’ve experienced with workers comp in the third quarter is expected to be temporary. In part caused by the interim period leading up to the regulatory reform changes in California for 2005. Additionally our prospects appear to be quite solid in the

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FHCC — Q3 2004 First Health Group Earnings Conference Call

corporate and TPA insurance carrier are with the wildcard being the uncertainty in the FEHB area with the mail handlers enrollment.

Let me talk a little bit about the reasons for our combination with Coventry. As you know on October 14, 2004 we announced that First Health had entered into a definitive agreement with Coventry Healthcare whereby Coventry would acquire all of the outstanding shares of First Health common stock for a combination of Coventry stock shares and cash. Over the course of the least year First Health has engaged in a process to increase our size and scale and the healthcare service industry rapidly consolidates. Clearly size and scale matter. Especially with respect to provider relationships. Many of our competitors have completed or announced major transactions over the last year or so. In light of this environment First Health made the decision to embrace consolidation. We undertook a process that culminated last month in our announcement with Coventry. This was a process that we undertook with deliberation. At the end of the process and after reviewing all alternatives we concluded that our combination with Coventry is the best outcome for our shareholders and for our clients.

Let me talk for a moment about our combination with Coventry. As I indicated, we felt that First Health needed to embrace consolidation. And to that end we pursued the process to which I have referred. The combination of Coventry and First Health is the outcome of that process. Coventry First Health is an outstanding combination. What are the merits of the combination? Well, as you know First Health is a national managed care provider serving market niches for corporate, insurance carrier TPA, workers compensation, FEHB and state Medicaid payors. Our clients are large, geographically diverse and have complex plan designs and business roles. First Health is generally paid fees or service revenue for our services and not insurance premiums. While 2004 has not been the growth year that we at First Health had hoped for, nevertheless we have been able to maintain the vast majority of relationships with our clients. And have begun to accelerate momentum. Especially in our workers compensation and State Medicaid sectors. Largely because of the unique value which we continue to invest in and provide.

Coventry on the other hand, is a regional managed care company with significant presence in 15 different geographic markets. Coventry clients are primarily small groups in specific market areas or geographic specific slices of larger national groups. The majority of Coventry’s revenue is risk based and derived from HMO products. What are the opportunities? This combination of Coventry and First Health creates an entity with greater size, provider buying power, more revenue diversification, expanded management talent and less risk than either company has independently. Our combination is a natural. Our clients will receive greater value. Both companies offerings will immediately be enhanced as a result of improving provider networks. Our businesses are ones in which more medical spend translates into improve performance. First Health gets access to Coventry’s concentrated performance in its specific geographic markets. While Coventry gets access to First Health’s broad national reach.

Our products have little overlap with Coventry. First Health specializes in clients with — - large clients with customer specific and complex plan designs while Coventry generally focuses on smaller customers often with common benefit plans and requirements. Significant opportunities exist to cross sell between the 2 companies. For example, going from a regional slice to a national solution for a corporate client. Or from a state risk contract to a broader fee based Medicaid managed care solution. I see little if any client overlap. I spent the last number of days talking with our clients about our combination. The reaction I have gotten from our clients generally is quite encouraging. Our clients understand the merits of the combination. They expect to maintain the unique features of the First Health offerings while obtaining additional value as a result of the size and scale which our combined companies will operate. This combination allows Coventry and First Health to much more effectively compete. And it opens up a number of growth areas especially in workers comp and Medicaid. I expect there will be low execution risk as we combine the 2 companies. Due to the service nature of our business. Clearly there is significant revenue and expense synergies which will be obtained even while maintaining our unique offerings. The exact management amount of the synergies will be determined as integration plans are completed. Over the coming weeks we will closely together to assure that our clients continue to be well served while we plan out the maximizing of synergies. The expected time of closing is subject to SEC, Department of Justice and various state insurance commissioners’ approval including Texas, Missouri and California. Consequently, we estimate closing in the first quarter of 2005. And we do not expect any significant regulatory issues.

Now, let me comment on the status of the mail handlers benefit plan: Where as you know, 2005 enrollment won’t be known until late February. The mail handlers benefit plan

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FINAL TRANSCRIPT

FHCC — Q3 2004 First Health Group Earnings Conference Call

standard option remains one of the best values in the FEHB program. The out of pocket premium, for the standard option, is among the most competitive of the national fee for service plans in FEHB. We’ve implemented a number of positive changes based on our market research. This research, which has been conducted nationally, concluded that the federal employees find predictability the most desirable factor when choosing a health plan. As a result wellness benefits were added at 100%. First dollar coverage. Several co-insurance provisions were changed to co-pays and some deductibles were lowered. In addition, the mail handlers benefit plan is now making a dental supplement available FEHB wide. As you may know, FEHB plans have been precluded from introducing expanded dental benefits within the medical plan. And our research shows that the dental coverage is highly desirable. We believe that offering a stand alone dental product about will make the mail handlers benefit plan even more attractive to federal employees. And is likely to attract federal employees who have not yet experienced the quality of our customer experience.

Finally, and new for 2005 we are offering a high deductible health savings account plan. I expect that our HSA offering will provide a foothold for federal employees who desire that type of plan. We are investing and improving the Mail Handlers benefit plan. And in developing new products that are attractive to federal employees. We are executing an aggressive marketing plan to attract members and to retain current members. This plan includes an aggressive telephonic outreach program and national targeted television, internet and print advertising. In addition we will have several hundred First Health colleagues out in the field participating in hundreds of open season health fairs and seminars across the U.S. We have aggressively made the changes necessary for the long-term growth of this plan. Finally, there has been considerable discussion recently about contingent commissions as a result of Eliot Spitzer’s ongoing investigation. As you know, First Health gets less than 20% of its revenue from corporate clients and our annual commission payments are less than 1.5 million. As a result we don’t believe we have any exposure. On the contrary we believe that this controversy may in fact level the competitive playing field and bring many more opportunities to us. I’ll know open it up for questions.

QUESTIONS AND ANSWERS

Operator

[Caller instructions.] Our first question comes from Charles Boorady of Smith Barney. Please proceed.

Charles Boorady - Smith Barney Citigroup — Analyst

Thanks. Good morning. For 2005 I appreciate it is still early especially on the FEHB side of the business but can you just bullet through any changes in expectations by segment versus where we were a few weeks ago at the investor day if there are any on the other segments of the business?

Joe Whitter - First Health Group — EVP

Charles, our outlook for 2005 I think we best summarized it at the analyst day in September. And again the big area where we have some uncertainty is FEHB. Where we feel we have planned it well, all of the activities going into the open enrollment. But we won’t know until we get through the open season. We see momentum accelerating at workers comp for the public sector and corporate and the carrier TPA areas as we indicated we expect to be flat to modestly up.

Charles Boorady - Smith Barney Citigroup — Analyst

Okay. And in terms of the approvals required from Departments of Insurance, can you give us roughly a sense for the 3 different states what parts of the business relate to those states? And in particular California and in light of the, you know, situation with Anthem Wellpoint? Just so we get a sense of what the respective insurance commissioners might be looking at?

Joe Whitter - First Health Group — EVP

Charles, the 3 different states that were referenced with respect to the approvals of Missouri, Texas and California. And the approval is related to the insurance entities that we own. You recall they are quite small. And we don’t anticipate any difficulty in either of those venues for their approval. In California, our business is minimal. It is less than 5 million of our 40 million in annual premium revenue. And we don’t expect any issues with that.

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     FHCC — Q3 2004 First Health Group Earnings Conference Call

Charles Boorady - Smith Barney Citigroup — Analyst

Perfect. Thanks.

Operator

Our next question comes Joseph France of Banc of America. Please proceed.

Joseph France - Banc of America Securities — Analyst

My first question had to do with the workers comp business which was weak because of the problems in California. How much longer does that continue?

Ed Wristen - First Health Group — President & CEO

Joe, as you know, there is significant reform that is being implemented for January 1. And we have had a number of instances with clients going through issues in coping with the regulatory changes, systems issues. So we think we will begin to get some recovery leading into 2005. But clearly we feel very, very good about 2005.

Joseph France - Banc of America Securities — Analyst

Great. And the TPA and insurers sector were the lives actually up just the revenues flat because of the changing way you are paid?

Ed Wristen - First Health Group — President & CEO

Joe, as you know, the nature of the business that we have there is such that we don’t track lives specifically in that business. But generally, you know, we are — - we expect the business on a revenue basis to be flat next year as we look at the business.

Joseph France - Banc of America Securities — Analyst

That is great. And this is the last question. What is a 401(k) forfeiture? That’s somebody leaving the firm?

Bill Mcmanaman - First Health Group — SVP & CFO

That’s correct, Joe.

Joseph France - Banc of America Securities — Analyst

Thank you very much.

Operator

Our next question comes from Bill Mckeever of UBS. Please proceed.

Bill Mckeever - UBS — Analyst

Yes, the percent of your business that is still under a percentage of savings arrangements what is that now, please?

Bill Mcmanaman - First Health Group — SVP & CFO

Bill, you know, we don’t have any changes in that. As you know in our corporate business it has been trending down. It is less than 15% and as we look to 2005 it will trend down further.

Bill Mckeever - UBS — Analyst

Do you have any sense at this point where it might settle out? Does it actually go to 0 or?

Bill Mcmanaman - First Health Group — SVP & CFO

I don’t think it will go to0. There are a number of clients that we have. Multiple year client relationships that will continue. There are a number of reasons why they continue. Different kind of relationships that you have but there are a number that will Continue.

Bill Mckeever - UBS — Analyst

Okay. And then on the Coventry stock has dropped since the announcement of the merger. And I think it’s close at a price point where you have the option to call off the merger. If — -as the stock has come down, have you given some consideration to that?

Ed Wristen - First Health Group — President & CEO

Bill, as we — - as I indicated, we think that this is an excellent transaction. And in the best interest of our shareholders and

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FHCC — Q3 2004 First Health Group Earnings Conference Call

our customers. We are committed to the completion of the transaction. There is a long time to go between now and when the transaction will close. And we think as we get out there and tell the story with Coventry there are a number of events over the course of the next 4 weeks. We will be at the CIBC Conference with Coventry on the 9. At the Coventry’s analyst day on November 17. And at the Merrill Lynch conference on December 1. I think as we get out there and talk about the strengths of the strategy of this combination we will be fine.

Bill Mckeever - UBS — Analyst

Okay. Great. And then the last question is in terms of of the products, given that Coventry has mostly small group customers that probably won’t self-insure I would assume then that in markets where you overlap that you will be offering the Coventry products. Has that process Saturday started yet for taking Coventry’s products and offering it for the First Health customers?

Ed Wristen - First Health Group — President & CEO

Well, the announcement just occurred a short time ago. And we’ve beginning planning and we are in that process right now. So that has not occurred yet. And the we have to operate as independent companies until the transaction closes and we will. We will be planning for the integration of the 2 businesses. But we have to continue to operate as independent companies until the transaction closes.

Bill Mckeever - UBS — Analyst

Great, thank you.

Operator

[Caller instructions.] Our next question comes from Scott Fidel of J.P. Morgan. Please proceed.

Scott Fidel - J.P. Morgan — Analyst

Thanks good morning. First question just has to do on the tax rate. Should we still consider 38% the going forward tax rate for modelling purposes?

Bill Mcmanaman - First Health Group — SVP & CFO

I think with the amount of credits that we have seen in the R&D area I think we will continue to have tax rates like we did reflected in the third quarter.

Scott Fidel - J.P. Morgan — Analyst

Okay. So we should model a little lower going forward tax rate then?

Bill Mcmanaman - First Health Group — SVP & CFO

That’s correct.

Scott Fidel - J.P. Morgan — Analyst

Okay. And just a second question. I know it’s early here in the discussions with First Health but could you talk a little bit about how to looks in terms of the management integration and plans for any of First Health’s senior management to remain on with Coventry?

Ed Wristen - First Health Group — President & CEO

As you said, Scott, it is early. I’m sure that there will be more information provided at Coventry’s analyst day on November 17. And we are in a process to plan for the integration.

Scott Fidel - J.P. Morgan — Analyst

Okay. Thank you.

Operator

Our next question comes from John Rex from Bear Stearns. Please proceed.

John Rex - Bear Stearns — Analyst

Good morning. First, I wondered if you could quantify for us the change in spending that you anticipate for FEHB in 4Q versus the year ago 4Q for open enrollment?

Ed Wristen - First Health Group — President & CEO

John, are you referring to marketing expenses?

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FHCC — Q3 2004 First Health Group Earnings Conference Call

John Rex - Bear Stearns — Analyst

Yes, exactly.

Bill Mcmanaman - First Health Group — SVP & CFO

I don’t think there is going to be any significant changes with regard to the fourth quarter. As I mentioned in my comments, we did have a lot more expenses in the third quarter of this year. Just the way the programs fell this year and the fact that we did, as Ed pointed out, did increase our advertising and marketing campaigns.

John Rex - Bear Stearns — Analyst

But you wouldn’t anticipate to spend more than marketing and advertising? I mean enrollment really kicked off for these individuals in November and goes through part of December you wouldn’t expect to spend more in advertising this year versus last during that period?

Bill Mcmanaman - First Health Group — SVP & CFO

No.

John Rex - Bear Stearns — Analyst

Okay. I was wondering if you could help us understand what kind of complexities are involved in providing more sensitivity analysis in terms of the earnings impact of lower revenues in this segment? For instance if we lost a similar magnitude of revenues in ‘05 as we lost in ‘04 what prevents you from being able to provide us with how we should think about that impacting the bottom line for this particular segment?

Ed Wristen - First Health Group — President & CEO

John, what we — - what is uncertain is the — - what the enrollment will be post the completion of open season. And we are into that process and we have — - as I have indicated I think we have done a good job of planning for it and executing a plan to go out and retain members and pursue now ones. And convert the right members from the high to the standard option and we are systematically doing that. We just don’t know what the enrollment will end up being. And we are going to wait until we come out the other end and then we will provide guidance for 2005.

John Rex - Bear Stearns — Analyst

And I appreciate the difficulties on the top line. What I’m saying is why are you unable to provide even some metrics or terms of talking — - if revenues were flat with ‘04 this is kind of the impact if revenues were down 10%. This is the bottom line we get impact if revenues were up 10% this is the impact. Can’t we even again get some sense as to your view under varying revenue situations? And again, understanding you don’t know what enrollment is going to be but to help us understand what that sensitivity might be.

Ed Wristen - First Health Group — President & CEO

John, you saw what happened this year. Again, I think we just are not going to provide that kind of guidance until we can see what the enrollment ends up being.

John Rex - Bear Stearns — Analyst

And I guess where I’m going is what are the things that prevent you from so knowing that you can’t guess what the revenue is going to be, what in the model — - I’m trying to understand kind of can the complexities that you face in terms of visibility in the model. What in the model prevents you from understanding what the bottom line impact is to say a 10% decline in revenues?

Ed Wristen - First Health Group — President & CEO

Well, the big question will be the mix among the different plans. We’ve got the introduction of a new plan this time with the HSA offering. And we’ve got the high and the standard option. And there are just a number of factors here that play into this. And until we get some more visibility into what the enrollment looks like. And what portion of the members have dental and whether — - which option they are in. We are - -there are a lot of different factors and we are just going to wait until we have more visibility.

John Rex - Bear Stearns — Analyst

All right. Thank you.

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FINAL TRANSCRIPT

FHCC — Q3 2004 First Health Group Earnings Conference Call

Operator

Our next question comes from James Ross of Ross Investment Group. Please proceed.

James Ross - Ross Investment Group — Analyst

Good morning. I wonder if you could go through the valuation process that you - - that was involved in this transaction?

Ed Wristen - First Health Group — President & CEO

Jim, we will be putting out the S4 here. We are completing that this week and it will come out with that. We really can’t provide more until we put that out.

James Ross - Ross Investment Group — Analyst

Well, maybe I can make a couple of observations then. It seems to me that the pricing or the valuation of that transaction is extremely low for the First Health shareholder. And I’m quite critical of the management and Board for entering into this transaction for a number of reasons and let me just go through a couple of reasons. First of all, it appears to me that this transaction is going to be accretive to Coventry. Now, despite the fact that Coventry has operating margins on risk-based businesses that are less than half of First Health. Maybe 9% at — - in the good times. First Health 20% plus and yet you have structured it so that is going to be accretive to Coventry. Which implies that the valuation is extremely low. Secondly, there is no effective collar on this transaction. And the price of Coventry has already declined significantly. And you seemingly have no intent on exercising any prerogative to call it off. And thirdly, if it is such a good deal or so attractive why was it not structured as an all stock deal so that that the First Health shareholder suffering from a meaningful decline in the First Health stock could participate in any positive consideration you might make to the combination? 3 questions.

Ed Wristen - First Health Group — President & CEO

Jim, I am not sure that I can do any better than what I said in my remarks in - -

James Ross - Ross Investment Group — Analyst

Why wasn’t it an all stock deal?

Ed Wristen - First Health Group — President & CEO

That we have been engaged in a process over the last year. We’ve looked at ways to increase our size and scale. There is a lot of consolidation and we think this is a great combination with Coventry. And has a lot of — - a significant synergies and value and — -

James Ross - Ross Investment Group — Analyst

You have not explained how you’re going to do that. The other observation I would make is you make the comment on early in the call that First Health made the decision to embrace consolidation. Now when was that decision made? And when that was promulgated to the shareholders? If you read your materials, including your annual report the comment was that you were uniquely positioned to take advantage of opportunities. This is not taking advantage of opportunities. So when did you embrace this consolidation and when did you promulgate that to the shareholders?

Ed Wristen - First Health Group — President & CEO

Jim, we have been looking at what the alternatives are. We have looked at acquisitions as well as this particular transaction over the course of the last year. We have done 3 — - what we have done Health Net and First Health Priority Services and PPO Oklahoma to build more mass. So we have been engaged in this for some time. And as we were looking at our alternatives this is the best alternative we identified at this point. So we have been in this process for a period of time and this is the outcome of it.

James Ross - Ross Investment Group — Analyst

Why wasn’t it an all stock deal? Because Coventry wouldn’t go along with it?

Ed Wristen - First Health Group — President & CEO

This was the best deal that we could negotiate here and we feel good about that deal. It balances for our shareholders the opportunity to participate and the benefits to Coventry and to cash.

© 2004 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

FHCC — Q3 2004 First Health Group Earnings Conference Call

James Ross - Ross Investment Group — Analyst

The shareholder gets less than 2/10 of a - — 20% of a share of Coventry health. And there is no collar. So this is not an $18.70 deal. It is currently about a $16 deal. And why is that good for the shareholder?

Ed Wristen - First Health Group — President & CEO

Jim, I think I have answered the questions here.

James Ross - Ross Investment Group — Analyst

No, the problem is that you haven’t answered the questions. But I’m not going to go on anymore. I think you are doing a disservice to shareholders. And you haven’t answered any of the questions.

Operator

Our final question comes from Ed Kroll of SG Cohen. Please proceed.

Ed Kroll - SG Cowen — Analyst

I have 2 very quick questions. First on the guidance for the full year ‘04 I think it remains the same as you had indicated several weeks ago, at 125, 128. And I think there is about a penny of merger costs in or that the 30 sends for Q3 are net of. So essentially Q4 should look similar from an EPS standpoint to Q3 that is correct? Kind of low to mid 30s.

Bill Mcmanaman - First Health Group — SVP & CFO

Ed, I think if you did the math that’s exactly how it would come out.

Ed Kroll - SG Cowen — Analyst

Good. Thanks for that. And then the other question is what are the total fully diluted shares and equivalents that will be acquired assuming the deal goes through by Coventry? And do you know, has Coventry determined yet whether their shareholders have to approve the transaction?

Ed Wristen - First Health Group — President & CEO

Ed, with regard to the equivalents, I don’t have that schedule in front of me. I will need to get back to you offline and I can certainly do that. Number two, it is still unclear at this point in time whether Coventry’s shareholders will have to approve it. A lot depends upon how things go forward, especially with the 9 qualified options on First Health. That will be clearer in the next number of months probably as we approach year end.

Ed Kroll - SG Cowen — Analyst

Okay. Do you think they might talk about that at the analyst day?

Ed Wristen - First Health Group — President & CEO

I really couldn’t say.

Ed Kroll - SG Cowen — Analyst

Okay. Thank you.

Operator

We do have a question from Sean Keenan from Raymond James. Please proceed.

Sean Keenan - Raymond James — Analyst

Hi, this is Sean in for Mike Baker. I have a quick question here. Looks on the press release it say that there was an increase sequentially in the federal employees sector due to billable mail handlers open season activity. I was wondering if you could quantify that for me and also if that is going to recur in Q4? Thanks.

Bill Mcmanaman - First Health Group — SVP & CFO

You’re right it increased 1.4% from the second quarter of 2004. We expect it to be reasonably flat for the fourth quarter.

Sean Keenan - Raymond James — Analyst

Okay. Great. Thank you.

© 2004 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

FHCC — Q3 2004 First Health Group Earnings Conference Call

Operator

There are no further questions at this time, gentlemen.

Ed Wristen - First Health Group — President & CEO

Thank you for your participation in this call.

Operator

Thank you for your participation in this call. Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.

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Additional Information

This communication is not a solicitation of a proxy from any security holder of First Health. First Health and Coventry intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about First Health, Coventry, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations. All documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations.

First Health, Coventry their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC’s website.